Darren K. DeStefano (703) 456-8034 ddestefano@cooley.com	VIA EDGAR

December 23, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Jeffrey Riedler Mr. Daniel Greenspan Mr. Austin Stephenson Mr. James Peklenk Mr. Joel Parker

Re:	Clearside Biomedical, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted September 9, 2014 CIK No. 0001539029

Ladies and Gentlemen:

On behalf of our client, Clearside Biomedical, Inc. (the “Company”), we are responding to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 26, 2014 (the “Comment Letter”), relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the comment set forth in the Comment Letter (the “Comment”), the Company has revised the Draft Registration Statement and filed a Registration Statement on Form S-1 (the “Registration Statement”) on today’s date with the Commission, along with this response letter. For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on September 9, 2014.

Set forth below is the Company’s response to the Comment. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Legal Proceedings, page 130

1.	We note you deleted the following disclosure in this amendment: “…and we are not aware of any pending or threatened legal proceeding against us that we believe could have a material adverse effect on our business, operating results or financial condition.” Please note that Item 103 of Regulation S-K requires disclosure regarding material pending legal proceedings. Please tell us why you deleted the disclosure in question. If you are aware of such material pending legal proceedings, you should provide the relevant disclosure in this section.

December 23, 2014

Response to Comment 1:

In response to the Staff’s comment, the Company has reinserted the referenced disclosure on page 132 of the Registration Statement. The Company supplementally advises the Staff that it is not aware of any material pending or threatened legal proceedings.

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As requested by the Staff, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *

Please fax any additional comment letters concerning the Registration Statement to (703) 456-8100 and direct any questions or comments concerning this response letter to either the undersigned at (703) 456-8034, Brent B. Siler, of this office, at (703) 456-8058 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Darren K. DeStefano

Darren K. DeStefano

cc:	Daniel H. White, Clearside Biomedical, Inc.

Brent B. Siler, Cooley LLP

Brian F. Leaf, Cooley LLP

Peter N. Handrinos, Latham & Watkins LLP